                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                 GameStop Corp.
                                (Name of Issuer)

                Class A Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                     1326380
                                 (CUSIP Number)

                            Merrill R. Steiner, Esq.
                       Stradley Ronon Stevens & Young LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8039

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2006

             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. [ ]

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

________________________________
     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                              (Page 1 of 21 Pages)

     CUSIP No.  1326380                  13D                 Page 2 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 The Group is comprised of the following persons:
                  1.       James J. Kim
                  2.       Agnes C. Kim
                  3.       David D. Kim, as Trustee
                  4.       John T. Kim, as Trustee
                  5.       Susan Y. Kim, as Trustee
                  6.       David D. Kim Trust of 12/31/87
                  7.       John T. Kim Trust of 12/31/87
                  8.       Susan Y. Kim Trust of 12/31/87
                  9.       EB Nevada Inc.
                  10.      The Electronics Boutique, Inc.

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure  of Legal  Proceedings  Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 Not applicable; not organized

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           Not applicable
 Person With

                  8. Shared Voting Power         4,115,950 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      Not applicable

                 10. Shared Dispositive Power    4,115,950 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,950
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      OO

     CUSIP No.  1326380                  13D                 Page 3 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 James J. Kim

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           9,600 shares, or 0.02% of the
 Person With                                     common stock outstanding

                  8. Shared Voting Power         4,115,920 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      9,600 shares, or 0.02% of the
                                                 common stock outstanding

                 10. Shared Dispositive Power    4,115,920 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,125,520
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      IN

     CUSIP No.  1326380                  13D                 Page 4 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Agnes C. Kim

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           Not applicable
 Person With

                  8. Shared Voting Power         4,115,920 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      Not applicable

                 10. Shared Dispositive Power    4,115,920 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,920
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14. Type of Reporting Person*       IN

     CUSIP No.  1326380                  13D                 Page 5 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 David D. Kim, as Trustee

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           0 shares, or 0% of the common
 Person With                                     stock outstanding

                  8. Shared Voting Power         4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      0 shares, or 0% of the common
                                                 stock outstanding

                 10. Shared Dispositive Power    4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,883
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      IN

     CUSIP No.  1326380                  13D                 Page 6 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 John T. Kim, as Trustee

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           0 shares, or 0% of the common
 Person With                                     stock outstanding

                  8. Shared Voting Power         4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      0 shares, or 0% of the common
                                                 stock outstanding

                 10. Shared Dispositive Power    4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,883
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      IN

     CUSIP No.  1326380                  13D                 Page 7 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Susan Y. Kim, as Trustee

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 United States Citizen

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           0 shares, or 0% of the common
 Person With                                     stock outstanding

                  8. Shared Voting Power         4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      0 shares, or 0% of the common
                                                 stock outstanding

                 10. Shared Dispositive Power    4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,883
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      IN

     CUSIP No.  1326380                  13D                 Page 8 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 David D. Kim Trust of 12/31/87

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           0 shares, or 0% of the common
 Person With                                     stock outstanding

                  8. Shared Voting Power         4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      0 shares, or 0% of the common
                                                 stock outstanding

                 10. Shared Dispositive Power    4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,883
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      OO

     CUSIP No.  1326380                  13D                 Page 9 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 John T. Kim Trust of 12/31/87

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           0 shares, or 0% of the common
 Person With                                     stock outstanding

                  8. Shared Voting Power         4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      0 shares, or 0% of the common
                                                 stock outstanding

                 10. Shared Dispositive Power    4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,883
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      OO

     CUSIP No.  1326380                  13D                 Page 10 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 Susan Y. Kim Trust of 12/31/87

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           0 shares, or 0% of the common
 Person With                                     stock outstanding

                  8. Shared Voting Power         4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      0 shares, or 0% of the common
                                                 stock outstanding

                 10. Shared Dispositive Power    4,115,883 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,883
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      OO

     CUSIP No.  1326380                  13D                 Page 11 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 EB Nevada Inc.

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 Organized in the State of Nevada

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           Not applicable
 Person With

                  8. Shared Voting Power         4,115,873 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      Not applicable

                 10. Shared Dispositive Power    4,115,873 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,873
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [ ]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14.  Type of Reporting Person*      CO

     CUSIP No.  1326380                  13D                 Page 12 of 21 Pages

     1. Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)
                 The Electronics Boutique, Inc.

     2. Check the Appropriate Box if a Member of a Group*
                 (a) [ ]    (b) [ ]

     3. SEC Use Only

     4. Source of Funds*
                 Not applicable

     5. Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to
        Item 2(d) or 2(e) [ ]

     6. Citizenship or Place of Organization
                 Organized in the Commonwealth of Pennsylvania

   Number of
      Shares
Beneficially
    Owned by
        Each
   Reporting      7. Sole Voting Power           Not applicable
 Person With

                  8. Shared Voting Power         4,115,873 shares, or 9.5% of
                                                 the common stock outstanding

                  9. Sole Dispositive Power      Not applicable

                 10. Shared Dispositive Power    4,115,873 shares, or 9.5% of
                                                 the common stock outstanding

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,873
          shares of common stock

     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [ ]

     13.  Percent of Class  Represented by Amount in Row (11) 9.5% of the common stock outstanding

     14. Type of Reporting Person*       CO

     This  statement  is the first  amendment  to the  statement on Schedule 13D previously  filed by the  Reporting  Persons  (as  defined  in Item 2 below)  on
October 17, 2005. This amendment is filed to report changes in their  beneficial ownership  as further  described  in Item 5 below.  The  Schedule  13D is hereby amended and restated to read in its entirety as follows:

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the  "Schedule  13D") relates to the shares of Class A common  stock,  par value  $0.001  per  share  ("Common  Stock"),  of
GameStop Corp., a Delaware corporation (the "Company"), with its principal place of business at 625 Westport Parkway, Grapevine, Texas, 76051.

Item 2.  Identity and Background.

          (a)  This Schedule 13D is being filed by a group of persons consisting of James J.  Kim,  Agnes C. Kim,  David D.  Kim,  as  Trustee,  John T. Kim,  as
Trustee,  Susan Y. Kim,  as Trustee  (the "Kim  Family"),  David D. Kim Trust of
12/31/87,  John T. Kim Trust of  12/31/87,  Susan Y. Kim Trust of 12/31/87  (the
"Kim  Trusts"),  EB  Nevada  Inc.,  a Nevada  corporation,  and The  Electronics
Boutique,  Inc., a Pennsylvania  corporation,  (the "Kim Companies" and together with the Kim Family and the Kim Trusts,  the "Reporting  Persons").  Attached as
Schedule I hereto and incorporated  herein by reference is a list containing the
(a) name, (b) citizenship,  (c) present principal occupation or employment,  and
(d) the name,  principal  business,  and  address  of any  corporation  or other organization  in which  such  employment  is  conducted,  of each  director  and executive officer of each of the Kim Companies.

          (b)  The  principal  business  address  for the Kim Family and the Kim
     Trusts is 1900 South Price Road, Chandler, Arizona, 85248. The
principal  business address for EB Nevada Inc. is 2251A Renaissance Drive, Suite
4, Las Vegas, Nevada,  89119. The principal business address for The Electronics
Boutique, Inc. is 931 South Matlack Street, West Chester, Pennsylvania, 19382.

          (c)  Attached  as  Schedule  II  hereto  and  incorporated  herein  by reference  is  a  list  containing  (a)  the  present  principal  occupation  or employment and (b) the name, principal business,  and address of any corporation or other  organization in which such employment is conducted,  of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment  purposes.  The principal business of the EB Nevada Inc. is purchasing, holding, and selling securities of the Company for investment  purposes.  The principal business of The Electronics
Boutique, Inc. is purchasing,  holding, and selling securities of EB Nevada Inc.
for investment purposes.

          (d)  None of the Reporting Persons has during the last five years been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations of state  securities  laws or finding any  violation  with respect to such laws.

          (e)  To the knowledge of the Reporting  Persons,  during the last five years, none of the directors or officers of the Kim Companies has been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors)
or been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  For each  Reporting  Person,  the  response to Row 6 on the cover page,  indicating the citizenship or place of  organization  of such person,  is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

The Class A common stock shares of GameStop  Corp.,  were initially  acquired in exchange for shares of common stock in Electronics  Boutique  Holdings Corp., as further described in Item 5(c).

                                 Page 13 of 21

Item 4.  Purpose of Transaction.

         Not Applicable.

Item 5.  Interest in Securities of the Company.

          (a)  For each Reporting Person,  the response to Rows 11 and 13 on the cover page,  indicating the aggregate  number and percentage of shares of Common
Stock  beneficially  owned by each Reporting Person,  is incorporated  herein by reference.  The  ownership  percentages  were  calculated  based  on  43,307,633 outstanding  shares of Class A Common  Stock as of March 24, 2006 as reported in the Form 10-K of GameStop Corp. for the fiscal year ended January 28, 2006. Each
Reporting  Person  states  that the  filing  of this  Schedule  13D shall not be construed as an  admission  that such  Reporting  Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially  owned by the other
Reporting Persons in this Schedule 13D.

          (b)  For each  Reporting  Person,  the  response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote, is incorporated herein by reference.

          For each  Reporting  Person,  the response to Row 8 on the cover page, indicating  the  aggregate  number of shares as to which such  person has shared power to vote or to direct the vote, is incorporated herein by reference.

          For each  Reporting  Person,  the response to Row 9 on the cover page, indicating  the number of shares as to which  such  person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.

          For each Reporting  Person,  the response to Row 10 on the cover page, indicating  the number of shares as to which such person has the shared power to dispose or to direct the disposition, is incorporated herein by reference.

          (c)  As reported in the initial  Schedule  13D filed by the  Reporting
Persons on October 17, 2005,  pursuant to an  Agreement  and Plan of Merger (the
"Merger  Agreement")  among The  Electronics  Boutique  Holdings  Corp.  ("EB"),
GameStop Corp., GameStop,  Inc., a Minnesota corporation,  GSC Holdings Corp., a
Delaware  corporation,  Cowboy  Subsidiary  LLC,  a Delaware  limited  liability company, and Eagle Subsidiary LLC, a Delaware limited liability company,  shares of EB were  exchanged  on  October 8, 2005 at a closing  held at the  offices of
Bryan Cave LLP (counsel to GameStop Corp.) New York, New York as follows:

               James J. Kim and  Agnes C. Kim  exchanged  60  shares  of EB they owned jointly and severally for 47 shares of GameStop Corp, which they own jointly and severally

               David D. Kim Trust of 12/31/87  exchanged  13 shares of EB for 10 shares  of  GameStop  Corp.  (David D. Kim,  is  Trustee  of this
               Trust). (1)

               John T. Kim Trust of  12/31/87  exchanged  13 shares of EB for 10 shares of GameStop Corp. (John T. Kim, is Trustee of this Trust).
               (1)

               Susan Y. Kim Trust of 12/31/87  exchanged  13 shares of EB for 10 shares  of  GameStop  Corp.  (Susan Y. Kim,  is  Trustee  of this
               Trust). (1)

               EB Nevada Inc.  exchanged  11,569,100  shares of EB for 9,115,873 shares of GameStop Corp. (The Electronics Boutique, Inc. owns all of the  issued  and  outstanding  shares of  capital  stock of EB
               Nevada, Inc.). (1)

                                 Page 14 of 21

Since the initial  Schedule 13D filing described above, on (i) February 10, 2006
James J. Kim was  granted  9,600  restricted  shares of  GameStop  Corp.  by the
Company  and (ii) on April 10,  2006 EB Nevada  Inc.  sold  5,000,000  shares of
GameStop Corp. to Citigroup  Global Markets Inc. (the  "Underwriter")  at $46.60
per share (before underwriting commissions and other offering expenses) pursuant to the Underwriting Agreement (as defined below). The restricted share grant was made to Mr.  Kim in his  capacity  as a director  pursuant  to the  Amended  and
Restated  GameStop  Corp.  2001  Incentive  Plan, and these shares vest in equal installments on February 10 of each of the years 2007 through 2009.

EB Nevada Inc. sold such 5,000,000 shares pursuant to an Underwriting Agreement, dated April 10, 2006 (the "Underwriting Agreement"),  among the Underwriter, the
Company,  EB Nevada Inc. and Leonard Riggio (Mr.  Riggio together with EB Nevada
Inc., the "Selling Stockholders"). The Underwriting Agreement contains customary representations,  warranties,  indemnities and agreements by the Company and the
Selling  Stockholders.  The Company,  the Selling Stockholders and the Company's
executive  officers and directors have agreed with the  Underwriter not to sell, dispose  of or  hedge  any  shares  of the  Company's  Class A  common  stock or
securities   convertible  into  Class  A  common  stock,  subject  to  specified exceptions,  for 45 days  after  the  date of the  Underwriting  Agreement.  The description of the material terms of the Underwriting  Agreement  (including the lock-up agreement attached as Exhibit A thereto) is qualified in its entirety by reference  to  the  complete  text  of  the  Underwriting  Agreement,  which  is incorporated  herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2006.

               1.   Following  the April 10, 2006 sale  described  below in this
                    Item 5(c), the Kim Trusts,  which are the David D. Kim Trust of December 31, 1987,  the John T. Kim Trust of December 31,
                    1987 and the Susan Y. Kim Trust of December 31,  1987,  with
                    David  D.  Kim as  trustee  of the  David  D.  Kim  Trust of
                    December 31,  1987,  Susan Y. Kim as trustee of the Susan Y.
                    Kim Trust of December 31, 1987 and John T. Kim as trustee of the John T. Kim Trust of December 31, 1987, may be deemed to hold indirectly  4,115,873 shares of Class A common stock in the Company  through The Electronics  Boutique,  Inc. and EB
                    Nevada Inc.  The trust  agreement  for each of these  trusts authorizes  the trustees of the trusts to vote the shares of common stock held by The Electronics  Boutique,  Inc. and EB
                    Nevada Inc, in their discretion, in concert with James Kim's family.  EB Nevada Inc. is a wholly-owned  subsidiary of The
                    Electronics  Boutique,  Inc., all of the outstanding capital stock of  which  is  owned by James J. Kim and  Agnes C. Kim
                    (the parents of Susan Y. Kim,  John T. Kim and David D. Kim)
                    and the Kim Trusts listed above.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Company.

     EB Nevada Inc. is a wholly-owned  subsidiary of The  Electronics  Boutique,
Inc., all of the outstanding capital stock of which is owned by James J. Kim and
Agnes C. Kim (the parents of Susan Y. Kim, John T. Kim and David D. Kim) and the
Kim Trusts,  which are the David D. Kim Trust of December 31, 1987,  the John T.
Kim Trust of December  31, 1987 and the Susan Y. Kim Trust of December 31, 1987.
David D. Kim is the  trustee  of the David D. Kim Trust of  December  31,  1987,
Susan Y. Kim is the trustee of the Susan Y. Kim Trust of  December  31, 1987 and
John T. Kim is the trustee of the John T. Kim Trust of December  31,  1987.  The
trust  agreement for each of these trusts  authorizes the trustees of the trusts to vote  the  shares  of  Common  Stock  common  stock  held by The  Electronics
Boutique,  Inc.  and EB Nevada Inc, in their  discretion,  in concert with James
Kim's family.

     The description of the Underwriting Agreement in the last paragraph of Item
5(c) above is  incorporated  into this Item 6 by reference as if fully set forth herein.

                                 Page 15 of 21

Item 7.  Material to Be Filed as Exhibits.

     1.   Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(k).
     2.   Underwriting  Agreement  ((including  the  form of  lock-up  agreement attached as Exhibit A thereto to which EB Nevada Inc and James Kim are parties) is  incorporated  herein by  reference  to Exhibit 1.1 to the
          Company's  Current  Report on Form 8-K filed with the  Securities  and
          Exchange Commission on April 13, 2006).

     3.   Schedule I - Directors and Executive Officers.
     4.   Schedule II - Kim Family.

                                 Page 16 of 21

                                   SIGNATURES

     After  reasonable  inquiry and to the best of our knowledge and belief,  we certify that the information  set forth in this statement is true,  complete and correct.

Dated:   April 18, 2006

/s/ James J. Kim*                                            April 18, 2006
James J. Kim

/s/ Agnes C. Kim*                                            April 18, 2006
Agnes C. Kim

/s/ David D. Kim*                                            April 18, 2006
David D. Kim, as Trustee

/s/ John T. Kim*                                             April 18, 2006
John T. Kim, as Trustee

/s/ Susan Y. Kim*                                            April 18, 2006
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*                                   April 18, 2006
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*                                    April 18, 2006
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*                                   April 18, 2006
         Susan Y. Kim, as Trustee

EB Nevada Inc.

By:      /s/ Susan Y. Kim*                                   April 18, 2006
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon                              April 18, 2006
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

/s/ Memma S. Kilgannon                                       April 18, 2006
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                                 Page 17 of 21

                                    EXHIBIT A

This Agreement made by the undersigned  persons  certifies that each undersigned person  agrees that the  statement  on Schedule  13D to which this  Exhibit A is attached is filed on behalf of each of them  individually,  and who together may be deemed a group.

Each  undersigned  person further agrees that the  information as it pertains to each  undersigned  is accurate and complete,  and that each  undersigned  has no knowledge  or reason to  believe  that  information  as it  relates to the other persons making this filing is inaccurate.

/s/ James J. Kim*                                            April 18, 2006
James J. Kim

/s/ Agnes C. Kim*                                            April 18, 2006
Agnes C. Kim

/s/ David D. Kim*                                            April 18, 2006
David D. Kim, as Trustee

/s/ John T. Kim*                                             April 18, 2006
John T. Kim, as Trustee

/s/ Susan Y. Kim*                                            April 18, 2006
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*                                   April 18, 2006
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*                                    April 18, 2006
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*                                   April 18, 2006
         Susan Y. Kim, as Trustee

                                 Page 18 of 21

EB Nevada Inc.

By:      /s/ Susan Y. Kim*                                   April 18, 2006
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon                              April 18, 2006
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

/s/ Memma S. Kilgannon                                       April 18, 2006
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                                 Page 19 of 21

                                   Schedule I

                        Directors and Executive Officers

                                 EB NEVADA INC.

------------------ -------------------------- --------------- ---------------------------------------------------------
      Name                   Title             Citizenship      Principal Occupation or Employment (including name,
                                                               principal business, and address of any corporation or
                                                                   other organization in which such employment is
                                                                                     conducted)
------------------ -------------------------- --------------- ---------------------------------------------------------
James J. Kim       Director, President &      United States   Chairman of the Board, Electronics Boutique Holdings
                   Chief Executive Officer                    Corp.; Chairman of the Board and Chief Executive
                                                              Officer, Amkor Technology, Inc., 1900  South Price Road,
                                                              Chandler,  Arizona,  85248
                                                              President and Director, EB Services Corporation;
                                                              President, The Electronics Boutique, Inc.; and
                                                              President, CEO and Director, EB Nevada Inc.
------------------ -------------------------- --------------- ---------------------------------------------------------
Susan Y. Kim       Director, Senior Vice      United States   Director, Electronics Boutique Holdings Corp.;
                   President, Chief                           Treasurer, EB Services Corporation; Treasurer, The
                   Financial Officer,                         Electronics Boutique, Inc.; and Director, Senior VP,
                   Secretary & Treasurer                  CFO, Secretary and Treasurer, EB Nevada Inc.
------------------ -------------------------- --------------- ---------------------------------------------------------
Agnes C. Kim       Director                   United States   Director, EB Nevada Inc.; Director, The Electronics
                                                              Boutique, Inc.
------------------ -------------------------- --------------- ---------------------------------------------------------

                         THE ELECTRONICS BOUTIQUE, INC.

--------------------- ------------------- -------------------- -------------------------------------------------------
        Name                Title             Citizenship       Principal Occupation or Employment (including name,
                                                               principal business, and address of any corporation or
                                                                   other organization in which such employment is
                                                                                     conducted)
--------------------- ------------------- -------------------- -------------------------------------------------------
    James J. Kim          President          United States     Chairman of the Board, Electronics Boutique Holdings
                                                               Corp.; Chairman of the Board and Chief Executive
                                                               Officer, Amkor Technology, Inc., 1900  South Price Road,
                                                               Chandler,  Arizona,  85248
                                                               President and Director, EB Services Corporation;
                                                               President, The Electronics Boutique, Inc.; and
                                                               President, CEO and Director, EB Nevada Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Susan Y. Kim          Treasurer          United States     Director, Electronics Boutique Holdings Corp.;
                                                               Treasurer, EB Services Corporation; Treasurer, The
                                                               Electronics Boutique, Inc.; and Director, , Senior VP,
                                                               CFO, Secretary and Treasurer, EB Nevada Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Agnes C. Kim           Director          United States     Director, EB Nevada Inc.; and Director, The
                                                               Electronics Boutique, Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
  Memma Kilgannon         Assistant          United States     Assistant Secretary, The Electronics Boutique, Inc.;
                          Secretary                            and Assistant Secretary, EB Services Corporation.
--------------------- ------------------- -------------------- -------------------------------------------------------

                                 Page 20 to 21

                                   Schedule II

                                   Kim Family

---------------- ---------------------------------------------------------------
     Name         Principal Occupation or Employment (including name, principal business, and address of any corporation or other
                      organization in which such employment is conducted)
---------------- ---------------------------------------------------------------

James J. Kim     Chairman of the Board, Electronics Boutique Holdings Corp.;
                 Chairman of the Board and Chief Executive Officer, Amkor
                 Technology, Inc., 1900  South Price Road,  Chandler,  Arizona,
                 85248; President and Director, EB Services Corporation;
                 President, The Electronics Boutique, Inc.; and President and
                 Director, EB Nevada Inc.
---------------- ---------------------------------------------------------------

Agnes C. Kim     Director, EB Nevada Inc.; Director, The Electronics Boutique,
                 Inc.
---------------- ---------------------------------------------------------------

Susan Y. Kim     Director, Electronics Boutique Holdings Corp.; Treasurer, EB
                 Services Corporation; Treasurer, The Electronics Boutique,
                 Inc.; and Director, Secretary and Treasurer, EB Nevada Inc.
---------------- ---------------------------------------------------------------

David D. Kim     Private Investor, 569 Portlock Road, Honolulu, HI 96825
---------------- ---------------------------------------------------------------

John T. Kim      Director, Amkor Technology, Inc., 1900 S. Price Road,
                 Chandler, AZ  85248.
---------------- ---------------------------------------------------------------

                                 Page 21 of 21